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SEC 16014541

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sun Life Financial Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sun Life Executive Park
(No. and Street)

Wellesley Hills	MA	02481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane F. Jette (781) 446-1208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116-5022
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 29 2016
Washington DC
413

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jane F. Jette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sun Life Financial Distributors, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


MICHELLE A. CAREY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
October 31, 2019

Jane F. Jette
Signature

Financial Operations Principal and Treasurer
Title

Michelle A. Carey
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Sun Life Financial Distributors, Inc.
One Sun Life Executive Park
Wellesley, MA 02481-5699

We have audited the accompanying statement of financial condition of Sun Life Financial Distributors, Inc. (the "Company") as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Sun Life Financial Distributors, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, the accompanying financial statements have been prepared from the separate records maintained by the Company and reflect significant balances and transactions with affiliates. Such financial statements may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company. Our opinion is not modified with respect to this matter.

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the

financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 24, 2016

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS		
Cash and cash equivalents	$	25,533,226
Receivable from affiliates		40,680
Federal tax receivable - Affiliate		9,466
Deferred federal tax asset - Affiliate		1,429,979
Prepaid expenses		18,443
Accounts receivable for securities sold		3,879
TOTAL ASSETS	$	27,035,673
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
State tax payable - Affiliate	$	3,270,344
Accrued expenses		1,812,252
Payable to affiliates		34,977
Total liabilities		5,117,573
STOCKHOLDER'S EQUITY:		
Common stock, $100 par value- authorized, 5,000 shares; issued and outstanding, 4,005 shares		400,500
Additional paid-in capital		312,493,362
Accumulated deficit		(290,975,762)
Total stockholder's equity		21,918,100
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	27,035,673

The accompanying notes are an integral part of these financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2015

INCOME:		
Underwriting fee income	$	441,431
Distribution fee income		26,664
Investment income		25,230
Total income		493,325
EXPENSES:		
Service fees		491,796
Interest on income tax		429,979
Tax penalties		256,020
Other operating expenses		99,354
Total expenses		1,277,149
LOSS BEFORE INCOME TAX BENEFIT		(783,824)
INCOME TAX BENEFIT (Note 5)		(278,449)
NET LOSS	$	(505,375)

The accompanying notes are an integral part of these financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2015

	Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE - January 1, 2015	4,005	$ 400,500	$ 312,493,362	$ (290,470,387)	$ 22,423,475
Net loss	-	-	-	(505,375)	(505,375)
BALANCE - December 31, 2015	4,005	$ 400,500	$ 312,493,362	$ (290,975,762)	$ 21,918,100

The accompanying notes are an integral part of these financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF CASH FLOW
YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(505,375)
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred federal tax benefit		(1,287,932)
Deferred state tax expense		356
Changes in assets and liabilities:		
Receivable from affiliates		(21,184)
Federal tax receivable - Affiliate		29,299
Prepaid expenses		5,557
Accounts receivable for securities sold		(3,879)
State tax payable - Affiliate		1,048,824
Accrued expenses		652,843
Payable to affiliates		(19,292)
Net cash used by operating activities		(100,783)
CASH AND CASH EQUIVALENTS - Beginning of year		25,634,009
CASH AND CASH EQUIVALENTS - End of year	$	25,533,226
SUPPLEMENTAL INFORMATION:		
Federal income tax refunded - Affiliate	$	72,904
State income tax payment - Affiliate	$	3,020

The accompanying notes are an integral part of these financial statements.

1. BUSINESS AND ORGANIZATION

Sun Life Financial Distributors, Inc. (the "Company") is a Financial Industry Regulatory Authority ("FINRA") registered broker-dealer. The Company is a wholly owned subsidiary of Sun Life Financial (U.S.) Holdings, Inc. (the "Parent"). The Parent contributes additional capital, as necessary for the Company to maintain all net capital requirements. The Company distributed certain insurance products issued by Sun Life Assurance Company of Canada ("Sun Canada"), an affiliated company. The Company does not carry securities accounts for customers or perform securities custodial functions.

The Company operates under a Principal Underwriter's Agreement with Independence Life and Annuity Company ("ILAC"), an affiliated life insurance company. In accordance with the terms of this agreement the Company serves as the principal underwriter with respect to the closed block of single-premium variable life insurance policies sold by ILAC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments with remaining maturities of three months or less when purchased. At December 31, 2015, cash equivalents consisted of an investment in an unaffiliated money market fund.

Income and Expenses —The Company operates under a Wholesaling Agreement with Sun Canada whereby it continues to receive fee income through additional and conversion premiums for providing distribution services for certain insurance products previously sold by Sun Canada.

Underwriting fee income is earned pursuant to the Principal Underwriting Agreement with the Company's affiliate, ILAC. Under this agreement, ILAC reimburses the Company for the cost of services provided as the principal underwriter including all direct and indirect expenses which is cash settled on a monthly basis.

Investment income relates to interest earned on the Company's investment in a money market fund.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables, and payables, approximate their fair values because of the short-term maturities of these assets and liabilities.

3. RELATED-PARTY TRANSACTIONS

The accompanying financial statements have been prepared from the separate records maintained by the Company and reflect significant balances and transactions with affiliates. Such financial statements may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company.

The Company's distribution fee income as shown on the statement of operations is earned 100% from an affiliate.

The Company has an administrative services agreement with an affiliate company, Sun Canada, under which the Company has agreed to pay fees for services provided. Expenses allocated under this agreement include professional staffing for financial, compliance, legal, administrative and other operational support functions as well as the relevant property, equipment and facilities to carry out the day-to-day operations of the Company's business. Service fees related to this agreement amounted to $292,743 for the year ended December 31, 2015.

The Company has a Principal Underwriter's Agreement with an affiliate company, ILAC under which the Company is reimbursed for the cost of services provided by the Company. For the year ended December 31, 2015, the company received fees of $441,431 pursuant to this agreement which is recorded as underwriting fee income in the Statement of Operations.

The Company is included in the consolidated/combined tax return of the Parent and certain affiliates for state and federal income tax reporting. See footnote 5 for detailed information regarding income tax reporting.

4. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs.

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

During the year ended December 31, 2015, there were no changes to either the Company's valuation techniques or the related inputs.

Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. Level 2 inputs are observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for

4. FAIR VALUE MEASUREMENTS (CONTINUED)

similar assets and liabilities. Level 3 inputs are unobservable inputs reflecting the reporting entity's estimates of the assumptions that market participants would use in pricing the asset or liability.

The Company has cash equivalents of $25,375,112 measured at fair value on a recurring basis as of December 31, 2015. Cash equivalents is considered a Level 1 fair value asset due to the short-term nature and liquidity of the balance.

The Company does not have any liabilities that are measured at fair value on a recurring basis as of December 31, 2015.

The Company determines transfers between levels based on the fair value of each security as of the beginning of the reporting period. During the year ended December 31, 2015, the Company did not have any transfers between levels.

5. INCOME TAXES

The Company accounts for income taxes in accordance with FASB ASC Topic 740, "Income Taxes". Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by FASB ASC Topic 740. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

The Company is included in the consolidated/combined tax return of the Parent and certain affiliates for state and federal income tax reporting. The method of allocation of the total consolidated/combined income tax among members of the consolidated/combined tax group is subject to a written agreement, approved by the Board of Directors. Under the current tax allocation agreements, federal and state income amounts are allocated among members of the consolidated/combined tax group based upon separate return calculations with current credit for losses that were utilized by the consolidated/combined tax group. Under this approach, the Company's deferred tax assets and tax attributes are considered realized by it so long as the group is able to recognize (or currently use) the related deferred tax asset or attribute. Thus the need for a valuation allowance is determined at the consolidated return level rather than at the level of the individual entities comprising the consolidated group. Intercompany tax balances are settled on a quarterly basis within 30 days following a federal or state tax payment.

Certain provisions of FASB ASC Topic 740 prescribe a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return, and policies on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company recognizes interest and penalties accrued related to unrecognized tax benefits ("UTBs").

5. INCOME TAXES (CONTINUED)

In 2012, the Massachusetts Department of Revenue ("MA DOR") completed its audit of the 2009 tax year for the combined return. As the result of the audit, MA DOR allocated additional revenue to the Company as compensation for services rendered to insurance affiliates and assessed additional tax and associated interest penalties. MA DOR's position is that the Company's intercompany transfer pricing was not appropriate. The Company is in the process of appealing this assessment. In 2013, MA DOR commenced the audit of the 2010 and 2011 tax years for the combined return. Draft proposals have been issued in 2015 and the MA DOR has proposed a similar adjustment to each of 2010 and 2011 tax years. The Company appealed the 2009 audit assessment and intends to appeal the 2010 and 2011 assessments.

In assessing the revenue adjustment proposed by MA DOR, the following strong arguments against the adjustment were considered. The financial services industry, as a whole, has experienced significant turmoil beginning in 2007, which resulted in Sun Life's variable annuity business experiencing a significant financial loss. This loss ultimately led to the close of Sun Life's annuity business to new sales in December 2011. As the distributor of this line of business, the Company was impacted by the decrease in new sales while having to maintain its fixed costs, which resulted in net operating losses for consecutive years since 2007. As a result of closing the variable annuity business, the Company no longer distributes the annuities and certain insurance products of Sun Canada, Sun Life (U.S.) and Sun Life (NY) effective December 31, 2011 and therefore believes they have no exposure to the tax position for any periods subsequent to 2011. For all the periods, the Company operated under executed intercompany agreements with Sun Life (U.S.) and Sun Life (NY) to be compensated for the distribution of the annuity products. The intercompany agreements were reviewed and approved by DE and NY state insurance commissioners.

The Company has recorded a liability for uncertain tax benefits of $3,270,354, interest of $836,183 and penalties of $817,588. This liability represents the Company's estimated liability to settle this issue for the years 2009 through 2011 as the Company believes it is more likely than not that it will be successful in settling this issue. An estimate of the range of changes to the amounts of uncertain tax benefits within 12 months of the reporting date cannot be made.

A reconciliation of the beginning and ending amount of uncertain tax benefits is as follows:

	2015
Beginning uncertain tax benefits	$2,223,488
Prior year – decreases	-
Prior year – increases	1,046,866
Current year – decreases	-
Current year – increases	-
Ending uncertain tax benefits	$3,270,354

Included in the balance of uncertain tax benefits at December 31, 2015 are $3,270,354 of tax benefits that, if recognized, would affect the effective tax rate.

The Internal Revenue Service ("IRS") is currently auditing the 2010 through 2013 tax years for the consolidated return. The 2007 through 2009 tax years for the consolidated return are in the IRS appeals process. All items relating to the current examination and appeals have been provided for based upon our assessment of the likelihood of loss. While the final outcome of the ongoing tax examination is not

5. INCOME TAXES (CONTINUED)

yet determinable, the Company does not believe that any adjustments would be material to its financial position.

A summary of the components of the tax benefit in the statements of operations for the year ended December 31, 2015 is as follows:

		2015
Current tax expense (benefit):		
Federal	$	(43,606)
State		1,052,733
Total current tax expense		1,009,127
Deferred tax expense (benefit):		
Federal		(1,287,932)
State		356
Total deferred benefit		(1,287,576)
Total tax benefit	$	(278,449)

Federal income taxes attributable to the Company's operations are different from the amounts determined by multiplying income before federal income taxes by the expected federal income tax rate of 35%. The Company's effective rate differed from the federal income tax rate for the year ended December 31, 2015 as follows:

		2015
Expected tax benefit at U.S. statutory rate	$	(274,338)
Permanent adjustments:		
Prior Year Tax Adjustment		(778,221)
State Tax Charge (Net of Federal Tax Impact)		684,508
Other		89,602
Total income tax benefit	$	(278,449)

In 2015, the Company recorded an out of period adjustment to recognize a $778,221 income tax benefit and related increase in the federal deferred tax asset representing the previously unrecorded federal tax benefit of state tax charges that were recorded in prior periods. The adjustment does not impact the Company's net capital required under Rule 15c3-1 of the Securities and Exchange Act of 1934.

5. INCOME TAXES (CONTINUED)

The deferred tax asset represents the tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes, as well as the impact of uncertain tax benefits. The components of the Company's deferred tax asset as of December 31, 2015 were as follows:

		2015
Deferred tax asset:		
Accrued tax and interest on MA DOR assessment	$	1,437,288
Accrued audit fees		(7,309)
Total deferred tax asset	$	1,429,979

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, at December 31, 2015 was $19,908,151 which was greater than the required net capital of $341,172 by $19,566,979. The ratio of aggregate indebtedness to net capital was 0.26 to 1.

7. EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under the provisions of subparagraph (k)(1) thereof, since its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are properly transmitted, and all securities received in connection with activities as a broker-dealer are promptly delivered. The Company does not otherwise hold funds or securities for, or owe money or securities to, customers. The Company files an Exemption Report under Rule 17a-5 paragraph (d) (4).

8. CONTINGENCIES

The Company is subject to various threatened or pending legal actions and claims that have arisen in the ordinary course of business. In the opinion of management, the ultimate resolution of such legal proceedings and claims will not be materially adverse to the Company's financial position, results of operations or cash flows.

9. SUBSEQUENT EVENTS

Management has evaluated events subsequent to December 31, 2015 and through the Company's financial statement issuance date noting there are no subsequent events requiring adjustments to or additional disclosures in these financial statements.

* * * * * *

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL REQUIRED UNDER RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2015

		2015
CAPITAL:		
Stockholder's equity	$	21,918,100
DEDUCTIONS — Nonallowable assets:		
Receivable from affiliates		40,680
Deferred federal tax asset – Affiliate		1,429,979
Federal tax receivable - Affiliate		9,466
Prepaid expenses		18,443
Accounts receivable for securities sold		3,879
Total deductions		1,502,447
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		20,415,653
HAIRCUTS ON SECURITIES POSITIONS		(507,502)
NET CAPITAL	$	19,908,151
AGGREGATE INDEBTEDNESS:		
Total liabilities	$	5,117,573
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER-DEALER (The greater of 6-2/3% of aggregate indebtedness, or $5,000)	$	341,172
EXCESS NET CAPITAL	$	19,566,979
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.26

NOTE: There were no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as of December 31, 2015, filed on January 27, 2016.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of Rule 15c3-3. As a result the Company files an Exemption Report as of December 31, 2015.

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes:

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] 1/7/16

Authorized Signature/Title Date

AVP & Sr Counsel

SIPC-3 2016

8-

8-016198 FINRA DEC 12/30/1970
SUN LIFE FINANCIAL DISTRIBUTORS INC
ATTN: LEGAL DEPARTMENT
ONE SUN LIFE EXECUTIVE PK SC 2335
WELLESLEY HILLS, MA 02481-5699

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3 FY 2016

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2016** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.


Sun
Life Financial®

Michelle Greco
AVP & Senior Counsel
Law Department

Sun Life Financial Distributors, Inc.
One Sun Life Executive Park, SC2335
Wellesley Hills, MA 02481-5699

Tel: (781) 446-1799
Fax: (781) 237-0707
michelle.greco@sunlife.com

January 7, 2016

Securities Investor Protection Corporation
1667 K Street, N.W.
Suite 1000
Washington, DC 20006-1620

RE: Sun Life Financial Distributors, Inc. ("SLFD")

Dear Sir or Madam:

Please find enclosed a completed Form SIPC-3 FY 2016 Certification of Exclusion from Membership submitted on behalf of SLFD. If you have any questions, please do not hesitate to contact me at the above number.

Sincerely,

Michelle Greco
AVP & Senior Counsel

Enclosure

ORIGIN ID:PMXA (781) 446-1814
JOY SPERANZA
SUN LIFE FINANCIAL
ONE SUN LIFE EXECUTIVE PARK

WELLESLEY HILLS, MA 02481
UNITED STATES US

SHIP DATE: 07JAN16
ACTWGT: 0.50 LB
CAD: 92127711/INET3670

BILL SENDER

TO SECURITIES INVESTOR PROTECTION CORP
SECURITIES INVESTOR PROTECTION CORP
1667 K STREET, N.W.
SUITE 1000
WASHINGTON DC 20006
(202) 371-8300 REF: 130049
INV:
PO: DEPT:




FedEx Express

539J1/0E61/01D0

FRI - 08 JAN 3:00P
STANDARD OVERNIGHT

TRK# 0201 7753 6418 7516

20006
IAD
DC-US

EP BZSA



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Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Sun Life Financial Distributors, Inc.
One Sun Life Executive Park
Wellesley, MA 02481-5699

We have reviewed management's statements, included in the accompanying Sun Life Financial Distributors, Inc. Exemption Report, in which (1) Sun Life Financial Distributors, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k) (1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 24, 2016

Sun Life Financial Distributors, Inc.
Exemption Report
Year Ended December 31, 2015

Sun Life Financial Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

a. The Customer Protection rule 15c3-3 does not apply as the Company does not receive or hold funds or securities for any customer account. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(1) on its Focus reports reflecting limited business (mutual funds and / or variable annuities only).

b. The Company met the identified exemption provisions throughout the period January 1, 2015 to December 31, 2015 without exception.

Sun Life Financial Distributors, Inc.

I, Jane F. Jette, swear (or affirm) that, to the best knowledge and belief, this Exemption Report is true and correct.

By: Jane F. Jette
Jane. F. Jette

Title: Financial Operations Principal and Treasurer

February 24, 2016